SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933,
 as amended, and the General Rules and
Regulations thereunder, a Registration S tatement on Form N-14, SEC File No. 333-
206249, was filed on August 7, 2015, and
 amended on September 9, 2015. This filing relates to an Agreement and Plan of Reor ganization whereby Federated Enhanced
Treasury Income Fund (Surviving Fund),
a portfolio of Federated Income Securities
Trust, acquired all of the assets of Fed erated Enhanced Treasury Income Fund
(Acquired Fund), a closed-end investmen
t company, in exchange for shares of the Surviving Fund. Shares of the Surviving
Fund were distributed on a pro rata basis to the shareholders of the Acquired Fund in complete liquidation and termination of the Acquired Fund. As a result, effective O ctober 23, 2015, each shareholder of the Acquired Fund became the owner of Surviv ing Fund shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.

The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Regular Meeting held on August 14, 2015 and was also approved by Acquired Fund shareholders at a Regular Meeting held n October 12, 2015.

The Agreement and Plan of Reorganizatio
n for this merger is hereby incorporated by reference from the definitive Prospectu s/Proxy Statement filed with the SEC on September 14, 2015.

Form N-8f, an Application for Deregistra tion of Investment Companies, will be filed with the SEC on behalf of the Acquired Fund on or about January 21, 2016.